CASCADE TECHNOLOGIES CORP.
                         255 NEWPORT DRIVE, SUITE 358
                            PORT MOODY, BC  V3H 5K1

July 10, 2006

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C.20549

To: John Reynolds
      Assistant Director, Office of Emerging Growth Companies

CC: Susann Reilly
       Angela Halac

Re:  Cascade Technologies Corp.
       Registration Statement on Form SB-2
       File No. 333-124284
       Filed July 3, 2006


Dear Mr. Reynolds:


Pursuant to Rule 461 of the Securities Act of 1933, we hereby request acceleration of the effective date of our current registration statement. We hereby request that the registration statement become effective as of July 12, 2006 at 4:30PM or as soon as possible or practicable thereafter.

We hereby are aware and acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We hereby are aware and acknowledge that the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing. Furthermore, we hereby are aware and acknowledge that we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further acknowledge that we are aware of our obligations under the Act.









(Page 2/2   Request for Acceleration 7/10/06)


Should you have any other issues or questions in regards to this request for acceleration of the effective date, please do not hesitate to call Adam U. Shaikh, Esq. at (702) 296-3575.

Thank you for your prompt response.

Very truly yours,

/s/Bruce Hollingshead
---------------------
Bruce Hollingshead
President